                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*
                                             ---


                            StarSight Telecast, Inc.
                         -----------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                      ------------------------------------
                         (Title of Class of Securities)

                                   85568E 10 4
                                ----------------
                                 (CUSIP Number)

                             Andrew A. Merdek, Esq.
                              Cox Enterprises, Inc.
               1400 Lake Hearn Drive, N.E., Atlanta, Georgia 30319
                                 (404) 843-5564
                   --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 1, 1996
                   --------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


--------------------------------------------------------------------------------------               ---------------------------
CUSIP NO.         85568E 10 4                                                                        PAGE 2 of 15
--------------------------------------------------------------------------------------               ---------------------------


--------------------------------------------------------------------------------------------------------------------------------
1                     NAME OF REPORTING PERSON
                      S.S. OR I.R.S. IDENTIFICATION NO. OF                          Cox Communications Holdings, Inc.
                      ABOVE PERSON
--------------------------------------------------------------------------------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) _____
                                                                                    Not Applicable            (b) _____
--------------------------------------------------------------------------------------------------------------------------------
3                     SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------------------
4                     SOURCE OF FUNDS*                                              Not Applicable
--------------------------------------------------------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                      ITEMS 2(d) OR 2(e)_____                                       Not Applicable
--------------------------------------------------------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware
--------------------------------------------------------------------------------------------------------------------------------
          NUMBER OF             7         SOLE VOTING POWER
           SHARES                                                                   2,166,647
        BENEFICIALLY            ------------------------------------------------------------------------------------------------
          OWNED BY              8         SHARED VOTING POWER
            EACH                ------------------------------------------------------------------------------------------------
          REPORTING             9         SOLE DISPOSITIVE POWER
           PERSON                                                                   2,166,647
            WITH                ------------------------------------------------------------------------------------------------
                                10        SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                    2,166,647
--------------------------------------------------------------------------------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                     _____                                          Not Applicable
--------------------------------------------------------------------------------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                    Approximately 8.5%
--------------------------------------------------------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON*                                     CO
--------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------------               ---------------------------
CUSIP NO.         85568E 10 4                                                                        PAGE 3 of 15
--------------------------------------------------------------------------------------               ---------------------------


--------------------------------------------------------------------------------------------------------------------------------
1                     NAME OF REPORTING PERSON
                      S.S. OR I.R.S. IDENTIFICATION NO. OF                          Cox Communications, Inc.
                      ABOVE PERSON
--------------------------------------------------------------------------------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) _____
                                                                                    Not Applicable            (b) _____
--------------------------------------------------------------------------------------------------------------------------------
3                     SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------------------
4                     SOURCE OF FUNDS*                                              Not Applicable
--------------------------------------------------------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                      ITEMS 2(d) OR 2(e)_____                                       Not Applicable
--------------------------------------------------------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware
--------------------------------------------------------------------------------------------------------------------------------
          NUMBER OF             7         SOLE VOTING POWER
           SHARES                                                                   2,166,647
        BENEFICIALLY            ------------------------------------------------------------------------------------------------
          OWNED BY              8         SHARED VOTING POWER
            EACH                ------------------------------------------------------------------------------------------------
          REPORTING             9         SOLE DISPOSITIVE POWER
           PERSON                                                                   2,166,647
            WITH                ------------------------------------------------------------------------------------------------
                                10        SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                    2,166,647
--------------------------------------------------------------------------------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                     _____                                          Not Applicable
--------------------------------------------------------------------------------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                    Approximately 8.5%
--------------------------------------------------------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON*                                     CO
--------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------------               ---------------------------
CUSIP NO.         85568E 10 4                                                                        PAGE 4 of 15
--------------------------------------------------------------------------------------               ---------------------------


--------------------------------------------------------------------------------------------------------------------------------
1                     NAME OF REPORTING PERSON
                      S.S. OR I.R.S. IDENTIFICATION NO. OF                          Cox Holdings, Inc.
                      ABOVE PERSON
--------------------------------------------------------------------------------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) _____
                                                                                    Not Applicable            (b) _____
--------------------------------------------------------------------------------------------------------------------------------
3                     SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------------------
4                     SOURCE OF FUNDS*                                              Not Applicable
--------------------------------------------------------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                      ITEMS 2(d) OR 2(e)_____                                       Not Applicable
--------------------------------------------------------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware
--------------------------------------------------------------------------------------------------------------------------------
          NUMBER OF             7         SOLE VOTING POWER
           SHARES                                                                   2,166,647
        BENEFICIALLY            ------------------------------------------------------------------------------------------------
          OWNED BY              8         SHARED VOTING POWER
            EACH                ------------------------------------------------------------------------------------------------
          REPORTING             9         SOLE DISPOSITIVE POWER
           PERSON                                                                   2,166,647
            WITH                ------------------------------------------------------------------------------------------------
                                10        SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                    2,166,647
--------------------------------------------------------------------------------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                     _____                                          Not Applicable
--------------------------------------------------------------------------------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                    Approximately 8.5%
--------------------------------------------------------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON*                                     CO
--------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------------               ---------------------------
CUSIP NO.         85568E 10 4                                                                        PAGE 5 of 15
--------------------------------------------------------------------------------------               ---------------------------


--------------------------------------------------------------------------------------------------------------------------------
1                     NAME OF REPORTING PERSON
                      S.S. OR I.R.S. IDENTIFICATION NO. OF                          Cox Enterprises, Inc.
                      ABOVE PERSON
--------------------------------------------------------------------------------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) _____
                                                                                    Not Applicable            (b) _____
--------------------------------------------------------------------------------------------------------------------------------
3                     SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------------------
4                     SOURCE OF FUNDS*                                              Not Applicable
--------------------------------------------------------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                      ITEMS 2(d) OR 2(e)_____                                       Not Applicable
--------------------------------------------------------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION                          Delaware
--------------------------------------------------------------------------------------------------------------------------------
          NUMBER OF             7         SOLE VOTING POWER
           SHARES                                                                   2,166,647
        BENEFICIALLY            ------------------------------------------------------------------------------------------------
          OWNED BY              8         SHARED VOTING POWER
            EACH                ------------------------------------------------------------------------------------------------
          REPORTING             9         SOLE DISPOSITIVE POWER
           PERSON                                                                   2,166,647
            WITH                ------------------------------------------------------------------------------------------------
                                10        SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                    2,166,647
--------------------------------------------------------------------------------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                     _____                                          Not Applicable
--------------------------------------------------------------------------------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                    Approximately 8.5%
--------------------------------------------------------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON*                                     CO
--------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Amendment No. 1 to Schedule 13D                                    Page 6 of 15
Cox Communications, Inc.
StarSight Telecast, Inc.


                  This Amendment No. 1 to Schedule 13D is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"). This Amendment No. 1 to Schedule 13D amends the original statement on Schedule 13D filed with the Securities and Exchange Commission (the "COMMISSION") on February 14, 1996 (the "ORIGINAL
SCHEDULE 13D").

ITEM 1.  SECURITY AND ISSUER.

                  This Amendment No. 1 to Schedule 13D relates to the Common Stock, no par value (the "COMMON STOCK"), of StarSight Telecast, Inc., a California corporation (the "COMPANY" or "STARSIGHT"). The Company's principal executive offices are located at 39650 Liberty Street, Fremont, California 94538.

ITEM 2.  IDENTITY AND BACKGROUND.

                  The persons filing this joint Amendment No. 1 to Schedule 13D are Cox Communications Holdings, Inc. ("CCHI"), Cox Communications, Inc. ("CCI"), Cox Holdings, Inc. ("CHI") and Cox Enterprises, Inc. ("CEI", and together with CCHI, CCI and CHI, collectively, the "COX CORPORATIONS"). Anne Cox Chambers and Barbara Cox Anthony, who ultimately control the Cox Corporations, are filing separate statements on Schedule 13D. (See Item 5(a)).

                  All of the Cox Corporations are incorporated in the State of Delaware. CCI is a fully integrated, diversified broadband communications company with interests in domestic and United Kingdom cable television distribution systems, programming networks and telecommunications technology. CCHI and CHI are holding companies. The principal businesses of CEI are publishing, cable television, broadcasting and automobile auctions. The principal office and business address of the Cox Corporations is 1400 Lake Hearn Drive, N.E., Atlanta, Georgia 30319.

                  The directors and executive officers of CCHI, CCI, CHI and CEI (including Anne Cox Chambers and Barbara Cox Anthony) are set forth on Schedules I through IV, respectively. These Schedules set forth the following information with respect to each such person:

                  (i)      name;

Amendment No. 1 to Schedule 13D                                    Page 7 of 15
Cox Communications, Inc.
StarSight Telecast, Inc.


                  (ii)     residence or business address; and
                  (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

                  During the last five years, to the best knowledge of the persons filing this Statement, none of the Cox Corporations, any of their respective executive officers or directors, Anne Cox Chambers or Barbara Cox Anthony have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

                  During the last five years, to the best knowledge of the persons filing this Statement, none of the Cox Corporations, any of their respective executive officers or directors, Anne Cox Chambers or Barbara Cox Anthony have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  To the best knowledge of the persons filing this Statement, all of the individuals listed in Schedules I through IV are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  See Item 4 for the purpose of the filing of this Amendment No. 1 to Schedule 13D.

                  On June 18, 1993, CHI acquired 1,334,000 shares of Series F Preferred Stock, no par value (the "SERIES F PREFERRED STOCK"), of the Company at a purchase price of $5.00 per share pursuant to a Series F Preferred Stock and Warrant Purchase Agreement, dated January 29, 1993, between InSight Telecast, Inc. (the former name of the Company) and CHI (the "PURCHASE AGREEMENT"). In connection with CHI's acquisition of the Series F Preferred Stock, the Company issued two warrants to CHI providing for the purchase of additional shares of preferred stock of the Company as described below (the "COX WARRANTS"). The purchase price for the Series F Preferred Stock and the Cox Warrants was $10,005,000 and was paid out of CHI's available working capital.

Amendment No. 1 to Schedule 13D                                    Page 8 of 15
Cox Communications, Inc.
StarSight Telecast, Inc.


                  In July 1993, the Company completed an initial public offering of its Common Stock. In connection with the public offering, the Series F Preferred Stock owned by CHI was automatically converted into an aggregate of 1,334,000 shares of Common Stock. As a result of the public offering, the Cox Warrants became exercisable for an aggregate of 667,000 shares of Common Stock. Neither the shares of Series F Preferred Stock nor the shares of Common Stock into which the Series F Preferred Stock were converted have been registered under the Securities Act of 1933, as amended, and such shares of Common Stock are deemed to be "restricted securities" for purposes of such Act.

                  In February 1995, The Times Mirror Company, a Delaware corporation ("TIMES MIRROR"), merged with and into CCI (the "MERGER"), pursuant to the terms of an Agreement and Plan of Merger, dated as of June 5, 1994, as amended, by and among Times Mirror, New TMC, Inc., CCI and CEI. Upon consummation of the Merger on February 1, 1995, CCI acquired Times Mirror's interest in the Company which was 772,301 shares of Common Stock of the Company and two warrants to purchase an aggregate of 289,334 shares of Common Stock of the Company (the "TM WARRANTS").

                  On November 20, 1995, CCI acquired 60,346 shares of Common Stock at a purchase price of $7.50 per share, for a total purchase price of $452,595, pursuant to a Purchase Agreement, dated as of November 20, 1995 (the "NOVEMBER AGREEMENT"), between the Company and CCI. The source of funds for this purchase was CCI's available working capital.

                  CCHI is the record owner of all of the shares of StarSight Common Stock which may be deemed to be beneficially owned by each of the Cox Corporations, Anne Cox Chambers and Barbara Cox Anthony. (See Item 5(a)).

                  The Cox Corporations understand that Ajit Dalvi, an executive officer of CCI and a director of StarSight, was granted non-qualified stock options on November 11, 1993, November 10, 1994 and May 18, 1995. Each of the above three grants are now vested and entitle Mr. Dalvi to purchase an aggregate of 30,000 shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

                  This Amendment No. 1 to Schedule 13D is being filed to report the Cox Corporations' decrease in beneficial ownership of Common Stock of the Company. This

Amendment No. 1 to Schedule 13D                                    Page 9 of 15
Cox Communications, Inc.
StarSight Telecast, Inc.


decrease in beneficial ownership is attributable to the expiration of the Cox Warrants and the TM Warrants on June 1, 1996, which resulted in a decrease in beneficial ownership of 956,334 shares of Common Stock, and the sale by the Company of additional shares of its Common Stock.

                  The Cox Corporations hold shares of Common Stock of the Company for investment purposes. The Cox Corporations understand that Ajit Dalvi holds his shares of Common Stock of the Company for investment purposes.

                  None of the Cox Corporations, any of their respective executive officers and directors, Anne Cox Chambers or Barbara Cox Anthony have any plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j).

                  CCI intends to continuously review the Company's business affairs and general industry and economic conditions. Based on such review, CCI will, on an ongoing basis, evaluate alternative courses of action with respect to the shares of Common Stock owned by CCI. CCI may from time to time determine to increase its ownership of Common Stock or to sell all or any portion of its holdings in the Company in the open market (subject to the requirements of Rule 144 as may be necessary) or in privately negotiated transactions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The Cox Corporations may be deemed to beneficially own 2,166,647 shares of Common Stock, which represents approximately 8.5% of the outstanding shares of Common Stock.

                  The shares reported herein may be deemed to be directly beneficially owned by CCHI, which is a wholly owned subsidiary of CCI, which is controlled by CHI, which in turn is wholly owned by CEI. As a trustee of the Barbara Cox Anthony Atlanta Trust and of the Dayton Cox Trust A, Anne Cox Chambers exercises beneficial ownership over an aggregate of approximately 69.6% of the outstanding capital stock of CEI. As a trustee of the Anne Cox Chambers Atlanta Trust and of the Dayton Cox Trust A, Barbara Cox Anthony exercises beneficial ownership over an aggregate of approximately 69.6% of the outstanding capital stock of CEI. Thus, Mrs. Chambers and Mrs. Anthony together ultimately control the Cox Corporations and thus, in addition to CCHI, CCI, CHI and CEI, may be deemed to exercise beneficial ownership over the shares reported herein. Neither the

Amendment No. 1 to Schedule 13D                                   Page 10 of 15
Cox Communications, Inc.
StarSight Telecast, Inc.


filing of this report nor any of its contents shall be deemed to constitute an admission that CHI, CEI, Anne Cox Chambers or Barbara Cox Anthony are the beneficial owners of any of the Company's Common Stock reported herein for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

                  The Cox Corporations understand that Ajit Dalvi, an executive officer of CCI, beneficially owns 30,000 shares of Common Stock. To the best knowledge of the Cox Corporations, none of the other executive officers or directors of any of the Cox Corporations beneficially own any shares of Common Stock of the Company.

                  (b) The Cox Corporations, Anne Cox Chambers and Barbara Cox Anthony may be deemed to have the power to vote and to dispose of 2,166,647 shares of Common Stock.

                  The shares reported herein which may be deemed to be beneficially owned by the Cox Corporations, Anne Cox Chambers and Barbara Cox Anthony do not include any shares beneficially owned by any person listed on Schedules I through IV hereto for his or her personal investment account. The Cox Corporations expressly disclaim beneficial ownership of all such shares owned by all such persons and is not a party to any agreement or arrangement of any kind with any such person with respect to the acquisition, holding, voting or disposition of any such shares of Common Stock or any shares of Common Stock which may be deemed to be beneficially owned by the Cox Corporations.

                  The Cox Corporations understand that Ajit Dalvi has the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, the 30,000 shares of Common Stock that he beneficially owns.

                  (c) To the best knowledge of the persons filing this Statement, no transactions in the Common Stock were effected by the Cox Corporations, any of their respective executive officers or directors, Anne Cox Chambers or Barbara Cox Anthony during the past sixty days in open-market transactions.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock referred to in paragraph (b) above.

Amendment No. 1 to Schedule 13D                                   Page 11 of 15
Cox Communications, Inc.
StarSight Telecast, Inc.


                  (e)      Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None. To the best knowledge of the Cox Corporations, there are no contracts, arrangements, understandings or relationships with respect to Common Stock of the Company between Mr. Dalvi and any other person which are required to be described under Item 6 of Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01 Joint Filing Agreement, dated February 14, 1996, by and among CCHI, CCI, CHI and CEI (Incorporated by reference to Exhibit 7.09 to the Cox Corporations' Original Schedule 13D, filed with the Commission on February 14, 1996).

Amendment No. 1 to Schedule 13D                                   Page 12 of 15
Cox Communications, Inc.
StarSight Telecast, Inc.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           COX COMMUNICATIONS HOLDINGS, INC.


     January 21, 1997                      By: /s/ ANDREW A. MERDEK
---------------------------                   ----------------------------------
             Date                             Andrew A. Merdek
                                              Secretary

Amendment No. 1 to Schedule 13D                                   Page 13 of 15
Cox Communications, Inc.
StarSight Telecast, Inc.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           COX COMMUNICATIONS, INC.


      January 21, 1997                     By: /s/ ANDREW A. MERDEK
---------------------------                   ----------------------------------
             Date                             Andrew A. Merdek
                                              Secretary

Amendment No. 1 to Schedule 13D                                   Page 14 of 15
Cox Communications, Inc.
StarSight Telecast, Inc.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           COX HOLDINGS, INC.


     January 21, 1997                      By: /s/ ANDREW A. MERDEK
---------------------------                   ----------------------------------
             Date                             Andrew A. Merdek
                                              Secretary

Amendment No. 1 to Schedule 13D                                   Page 15 of 15
Cox Communications, Inc.
StarSight Telecast, Inc.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           COX ENTERPRISES, INC.


     January 21, 1997                      By: /s/ ANDREW A. MERDEK
---------------------------                   ----------------------------------
             Date                             Andrew A. Merdek
                                              Secretary

                  SCHEDULE I: COX COMMUNICATIONS HOLDINGS, INC.

                        EXECUTIVE OFFICERS AND DIRECTORS

                                                                                                        Name and Address of
                                                                                                        Corporation or Other
                                  Business or Residence                 Principal Occupation or        Organization in Which
Name                                     Address                              Employment                     Employed
----                                     -------                              ----------                     --------
James O. Robbins*               Cox Communications, Inc.                    President, Cox             Cox Communications, Inc.
                                1400 Lake Hearn Drive, NE              Communications Holdings,        1400 Lake Hearn Drive, NE
                                Atlanta, GA 30319                       Inc.; President & Chief        Atlanta, GA 30319
                                                                        Executive Officer, Cox
                                                                         Communications, Inc.

Jimmy W. Hayes*                 Cox Communications, Inc.                  Vice President, Cox          Cox Communications, Inc.
                                1400 Lake Hearn Drive, NE              Communications Holdings,        1400 Lake Hearn Drive, NE
                                Atlanta, GA 30319                          Inc.; Senior Vice           Atlanta, GA 30319
                                                                        President/Finance, Cox
                                                                         Communications, Inc.

James A. Hatcher*               Cox Communications, Inc.                  Vice President, Cox          Cox Communications, Inc.
                                1400 Lake Hearn Drive, NE              Communications Holdings,        1400 Lake Hearn Drive, NE
                                Atlanta, GA 30319                    Inc.; Vice President/Legal &      Atlanta, GA 30319
                                                                        Regulatory Affairs, Cox
                                                                         Communications, Inc.

Andrew A. Merdek                Cox Enterprises, Inc.                       Secretary, Cox             Cox Enterprises, Inc.
                                1400 Lake Hearn Drive, NE              Communications Holdings,        1400 Lake Hearn Drive, NE
                                Atlanta, GA 30319                     Inc.; Vice President/Legal       Atlanta, GA 30319
                                                                    Affairs & Corporate Secretary,
                                                                         Cox Enterprises, Inc.

Preston B. Barnett              Cox Enterprises, Inc.                     Vice President, Cox          Cox Enterprises, Inc.
                                1400 Lake Hearn Drive, NE              Communications Holdings,        1400 Lake Hearn Drive, NE
                                Atlanta, GA 30319                    Inc.; Vice President/Tax, Cox     Atlanta, GA 30319
                                                                           Enterprises, Inc.

Dallas S. Clement               Cox Communications, Inc.                    Treasurer, Cox             Cox Communications, Inc.
                                1400 Lake Hearn Drive, NE              Communications Holdings,        1400 Lake Hearn Drive, NE
                                Atlanta, GA 30319                        Inc.; Treasurer, Cox          Atlanta, GA 30319
                                                                         Communications, Inc.

* Also a Director.

                      SCHEDULE II: COX COMMUNICATIONS, INC.

                        EXECUTIVE OFFICERS AND DIRECTORS

                                                                                                         Name and Address of
                                                                                                         Corporation or Other
                                  Business or Residence                 Principal Occupation or         Organization in Which
Name                                     Address                              Employment                       Employed
----                                     -------                              ----------                       --------
James O. Robbins*               Cox Communications, Inc.              President & Chief Executive      Cox Communications, Inc
                                1400 Lake Hearn Dr, NE                          Officer                1400 Lake Hearn Dr, NE
                                Atlanta, GA 30319                                                      Atlanta, GA 30319

Ajit M. Dalvi                   Cox Communications, Inc.                      Senior Vice              Cox Communications, Inc.
                                1400 Lake Hearn Dr, NE               President/Corporate Strategy      1400 Lake Hearn Dr, NE
                                Atlanta, GA 30319                                                      Atlanta, GA 30319

Jimmy W. Hayes                  Cox Communications, Inc.             Senior Vice President/Finance     Cox Communications, Inc.
                                1400 Lake Hearn Dr, NE                and Chief Financial Officer      1400 Lake Hearn Dr, NE
                                Atlanta, GA 30319                                                      Atlanta, GA 30319

Alex B. Best                    Cox Communications, Inc.                Senior Vice President/         Cox Communications, Inc.
                                1400 Lake Hearn Dr, NE                        Engineering              1400 Lake Hearn Dr, NE
                                Atlanta, GA 30319                                                      Atlanta, GA 30319

David M. Woodrow                Cox Communications, Inc.                Senior Vice President/         Cox Communications, Inc.
                                1400 Lake Hearn Dr, NE                    Broadband Services           1400 Lake Hearn Dr, NE
                                Atlanta, GA 30319                                                      Atlanta, GA 30319

James A. Hatcher                Cox Communications, Inc.                 Vice President/Legal          Cox Communications, Inc.
                                1400 Lake Hearn Dr, NE                  and Regulatory Affairs         1400 Lake Hearn Dr, NE
                                Atlanta, GA 30319                                                      Atlanta, GA 30319

Claus F. Kroeger                Cox Communications, Inc.               Vice President/Operations       Cox Communications, Inc.
                                1400 Lake Hearn Dr, NE                                                 1400 Lake Hearn Dr, NE
                                Atlanta, GA 30319                                                      Atlanta, GA 30319

Margaret A. Bellville           Cox Communications, Inc.               Vice President/Operations       Cox Communications, Inc.
                                1400 Lake Hearn Dr, NE                                                 1400 Lake Hearn Dr, NE
                                Atlanta, GA 30319                                                      Atlanta, GA 30319

Jayson R. Juraska               Cox Communications, Inc.               Vice President/Operations       Cox Communications, Inc.
                                1400 Lake Hearn Dr, NE                                                 1400 Lake Hearn Dr, NE
                                Atlanta, GA  30319                                                     Atlanta, GA  30319

Michael D. Horan                Cox Communications, Inc.                      Controller               Cox Communications, Inc.
                                1400 Lake Hearn Dr, NE                                                 1400 Lake Hearn Dr, NE
                                Atlanta, GA  30319                                                     Atlanta, GA  30319


                                                                                                         Name and Address of
                                                                                                         Corporation or Other
                                  Business or Residence                 Principal Occupation or         Organization in Which
Name                                     Address                              Employment                       Employed
----                                     -------                              ----------                       --------
Janet Morrison Clarke           RR Donnelley & Sons Co.                      Director, Cox             RR Donnelley & Sons Co.
                                99 Park Avenue                       Communications, Inc.; Senior      99 Park Avenue
                                New York, NY  10016                  Vice President, RR Donnelley      New York, NY  10016
                                                                              & Sons Co.

John R. Dillon                  213 Townsend Place, N.W.                     Director, Cox             Cravey, Green & Wahlen
                                Atlanta, GA  30327                       Communications, Inc.;         Suite 210
                                                                      (Retired), Cox Enterprises,      Twelve Piedmont Center
                                                                                 Inc.                  Atlanta, GA  30305

David E. Easterly               Cox Enterprises, Inc.                        Director, Cox             Cox Enterprises, Inc.
                                1400 Lake Hearn Dr, NE                   Communications, Inc.;         1400 Lake Hearn Dr, NE
                                Atlanta, GA 30319                     President, Chief Operating       Atlanta, GA 30319
                                                                    Officer, Cox Enterprises, Inc.

Robert F. Erburu                The Times Mirror Company                     Director, Cox             The Times Mirror Company
                                Times Mirror Square                      Communications, Inc.;         Times Mirror Square
                                Los Angeles, CA  90053                   Chairman of the Board         Los Angeles, CA  90053
                                                                      (Retired), The Times Mirror
                                                                                Company

James C. Kennedy                Cox Enterprises, Inc.                        Director, Cox             Cox Enterprises, Inc.
                                1400 Lake Hearn Dr, NE                   Communications, Inc.;         1400 Lake Hearn Dr, NE
                                Atlanta, GA 30319                      Chairman, Chief Executive       Atlanta, GA 30319
                                                                    Officer, Cox Enterprises, Inc.

Andrew J. Young                 Law Companies Group                          Director, Cox             Law Companies Group
                                114 TownPark Drive                       Communications, Inc.;         114 TownPark Drive
                                Kennesaw, GA 30144                        Vice Chairman, Law           Kennesaw, GA 30144
                                                                            Companies Group

*Also a Director.

                        SCHEDULE III: COX HOLDINGS, INC.

                        EXECUTIVE OFFICERS AND DIRECTORS

                                                                                                         Name and Address
                                                                                Principal                of Corporation or
                                  Business or                                  Occupation               Other Organization
      Name                     Residence Address                              or Employment              in Which Employed
      ----                     -----------------                              -------------              -----------------
David E. Easterly*       Cox Enterprises, Inc.                          President, Cox Holdings,      Cox Enterprises, Inc.
                         1400 Lake Hearn Drive, NE                       Inc.; President, Chief       1400 Lake Hearn Drive, NE
                         Atlanta, GA 30319                               Operating Officer, Cox       Atlanta, GA 30319
                                                                            Enterprises, Inc.

Dean H. Eisner*          Cox Enterprises, Inc.                             Vice President, Cox        Cox Enterprises, Inc.
                         1400 Lake Hearn Drive, NE                        Holdings, Inc.; Vice        1400 Lake Hearn Drive, NE
                         Atlanta, GA 30319                                 President/Business         Atlanta, GA 30319
                                                                        Development and Planning,
                                                                          Cox Enterprises, Inc.

William L. Killen,       Cox Enterprises, Inc.                             Vice President, Cox        Cox Enterprises, Inc.
Jr.                      1400 Lake Hearn Drive, NE                        Holdings, Inc.; Vice        1400 Lake Hearn Drive, NE
                         Atlanta, GA 30319                              President/New Media, Cox      Atlanta, GA 30319
                                                                            Enterprises, Inc.

Andrew A.                Cox Enterprises, Inc.                          Secretary, Cox Holdings,      Cox Enterprises, Inc.
Merdek*                  1400 Lake Hearn Drive, NE                     Inc.; Vice President/Legal     1400 Lake Hearn Drive, NE
                         Atlanta, GA 30319                                Affairs and Corporate       Atlanta, GA 30319
                                                                       Secretary, Cox Enterprises,
                                                                                  Inc.

Richard J.               Cox Enterprises, Inc.                          Treasurer, Cox Holdings,      Cox Enterprises, Inc.
Jacobson                 1400 Lake Hearn Drive, NE                        Inc.; Treasurer, Cox        1400 Lake Hearn Drive, NE
                         Atlanta, GA 30319                                  Enterprises, Inc.         Atlanta, GA 30319


Preston B. Barnett       Cox Enterprises, Inc.                             Vice President, Cox        Cox Enterprises, Inc.
                         1400 Lake Hearn Drive, NE                        Holdings, Inc.; Vice        1400 Lake Hearn Drive, NE
                         Atlanta, GA 30319                                 President/Tax, Cox         Atlanta, GA 30319
                                                                            Enterprises, Inc.

*  Also a Director.

                       SCHEDULE IV: COX ENTERPRISES, INC.

                        EXECUTIVE OFFICERS AND DIRECTORS

                                                                                                            Name and Address
                                                                                Principal                   of Corporation or
                                             Business or                       Occupation                  Other Organization
       Name                               Residence Address                   or Employment                 in Which Employed
       ----                               -----------------                   -------------                 -----------------
James C. Kennedy*                 Cox Enterprises, Inc.                 Chairman, Chief Executive      Cox Enterprises, Inc.
                                  1400 Lake Hearn Drive, NE                      Officer               1400 Lake Hearn Drive, NE
                                  Atlanta, GA 30319                                                    Atlanta, GA 30319

David E. Easterly*                Cox Enterprises, Inc.                President, Chief Operating      Cox Enterprises, Inc.
                                  1400 Lake Hearn Drive, NE                      Officer               1400 Lake Hearn Drive, NE
                                  Atlanta, GA 30319                                                    Atlanta, GA 30319

Robert C. O'Leary                 Cox Enterprises, Inc.               Sr. Vice President and Chief     Cox Enterprises, Inc.
                                  1400 Lake Hearn Drive, NE                 Financial Officer          1400 Lake Hearn Drive, NE
                                  Atlanta, GA 30319                                                    Atlanta, GA 30319

David C. Scott                    Cox Enterprises, Inc.                  Vice President/Internet       Cox Enterprises, Inc.
                                  1400 Lake Hearn Drive, NE                                            1400 Lake Hearn Drive, NE
                                  Atlanta, GA 30319                                                    Atlanta, GA 30319

Preston B. Barnett                Cox Enterprises, Inc.                    Vice President/Tax          Cox Enterprises, Inc.
                                  1400 Lake Hearn Drive, NE                                            1400 Lake Hearn Drive, NE
                                  Atlanta, GA 30319                                                    Atlanta, GA 30319

John G. Boyette                   Cox Enterprises, Inc.                    Vice President and          Cox Enterprises, Inc.
                                  1400 Lake Hearn Drive, NE                    Controller              1400 Lake Hearn Drive, NE
                                  Atlanta, GA 30319                                                    Atlanta, GA 30319

Timothy W. Hughes                 Cox Enterprises, Inc.                         Sr. Vice               Cox Enterprises, Inc.
                                  1400 Lake Hearn Drive, NE             President/Administration       1400 Lake Hearn Drive, NE
                                  Atlanta, GA 30319                                                    Atlanta, GA 30319

William L. Killen, Jr.            Cox Enterprises, Inc.                 Vice President/New Media       Cox Enterprises, Inc.
                                  1400 Lake Hearn Drive, NE                                            1400 Lake Hearn Drive, NE
                                  Atlanta, GA 30319                                                    Atlanta, GA 30319

Marybeth Leamer                   Cox Enterprises, Inc.                   Vice President/Human         Cox Enterprises, Inc.
                                  1400 Lake Hearn Drive, NE                     Resources              1400 Lake Hearn Drive, NE
                                  Atlanta, GA 30319                                                    Atlanta, GA 30319

Alexander V. Netchvolodoff        Cox Enterprises, Inc.               Vice President/Public Policy     Cox Enterprises, Inc.
                                  1400 Lake Hearn Drive, NE                                            1400 Lake Hearn Drive, NE
                                  Atlanta, GA 30319                                                    Atlanta, GA 30319


                                                                                                           Name and Address
                                                                                Principal                  of Corporation or
                                             Business or                       Occupation                 Other Organization
         Name                             Residence Address                   or Employment                in Which Employed
         ----                             -----------------                   -------------                -----------------
Charles R. Rochner                Cox Enterprises, Inc.                 Vice President/Corporate       Cox Enterprises, Inc.
                                  1400 Lake Hearn Drive, NE                     Security               1400 Lake Hearn Drive, NE
                                  Atlanta, GA 30319                                                    Atlanta, GA 30319

Barbara Cox Anthony*              Cox Enterprises, Inc.                      Vice President            Cox Enterprises, Inc.
                                  1400 Lake Hearn Drive, NE                                            1400 Lake Hearn Drive, NE
                                  Atlanta, GA 30319                                                    Atlanta, GA 30319

Anne Cox Chambers*                Cox Enterprises, Inc.                      Vice President            Cox Enterprises, Inc.
                                  1400 Lake Hearn Drive, NE                                            1400 Lake Hearn Drive, NE
                                  Atlanta, GA 30319                                                    Atlanta, GA 30319

Andrew A. Merdek                  Cox Enterprises, Inc.             Vice President/Legal Affairs       Cox Enterprises, Inc.
                                  1400 Lake Hearn Drive, NE         and Corporate Secretary            1400 Lake Hearn Drive, NE
                                  Atlanta, GA 30319                                                    Atlanta, GA 30319

Dean H. Eisner                    Cox Enterprises, Inc.                 Vice President, Business       Cox Enterprises, Inc.
                                  1400 Lake Hearn Drive, NE             Development and Planning       1400 Lake Hearn Drive, NE
                                  Atlanta, GA 30319                                                    Atlanta, GA 30319

Richard J. Jacobson               Cox Enterprises, Inc.                         Treasurer              Cox Enterprises, Inc.
                                  1400 Lake Hearn Drive, NE                                            1400 Lake Hearn Drive, NE
                                  Atlanta, GA 30319                                                    Atlanta, GA 30319

Arthur M. Blank                   The Home Depot, Inc.                Director of Cox Enterprises,     The Home Depot, Inc.
                                  One Paces West                         Inc.; President, Chief        One Paces West
                                  2727 Paces Ferry Road, NW             Operating Officer of The       2727 Paces Ferry Road, NW
                                  Atlanta, GA 30339                         Home Depot, Inc.           Atlanta, GA 30339

Thomas O. Cordy                   CI Cascade Corporation              Director of Cox Enterprises,     CI Cascade Corporation
                                  5350 Cascade Road                   Inc.; President of CI Cascade    5350 Cascade Road
                                  Atlanta, GA 30331                            Corporation             Atlanta, GA 30331

Carl R. Gross                     Cox Enterprises, Inc.               Director of Cox Enterprises,     Cox Enterprises, Inc.
                                  1400 Lake Hearn Drive, NE                       Inc.                 1400 Lake Hearn Drive, NE
                                  Atlanta, GA 30319                                                    Atlanta, GA 30319

Ben F. Love                       Texas Commerce Bank,                Director of Cox Enterprises,     Texas Commerce Bank, N.A.
                                  N.A.                                Inc.; Director, Consultant of    600 Travis Street
                                  600 Travis Street                       Texas Commerce Bank,         Houston, TX 77252
                                  Houston, TX 77252                               N.A.

Paul J. Rizzo                     73 Weaver Street (residence)        Director of Cox Enterprises,     N/A
                                  Unit #16                            Inc.; Vice Chairman (retired
                                  Greenwich, CT 06830                   1/1/95 of IBM Corporation

*  Also a Director.